SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the month of December 1999

                              TOWNPAGESNET.COM PLC

         11 MARKET SQUARE, ALTON, HAMPSHIRE, GU34 1HD, UNITED KINGDOM
                            (011) 44-1420-543-468

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                  Form 20-F  [X]          Form 40-F  __

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                  Yes  __                 No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

                  N/A


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                               REPORT ON FORM 6-K

                              TOWNPAGESNET.COM PLC

      This Report on Form 6-K contains information substantially similar to what TownPagesNet.com plc, a corporation organized and existing under the laws of England and Wales ("TownPages"), would have filed on a Current Report on Form 8-K under Section 13 or 15(d) of the Securities Exchange Act of 1934 if TownPages was a United States corporation filing reports under the Exchange Act.

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.

      On October 1, 1999, TownPages consummated the acquisition of 100% of the share capital (the "Shares") of BuyersGuide Limited (Bowden Publishing), a corporation organized and existing under the laws of England and Wales (the "Company"). The Company publishes the Internet-based Local Authority & Public Service "Buyer's Guide."

      The Shares were acquired from the founders of the Company, Lucy Bowden and John Bowden (the "Stockholders"). The purchase price for the Shares was (pound)2,500,000 (approximately US$4.1 million), which was paid by delivering to the Stockholders an aggregate of 486,381 of TownPages ordinary shares, valued at $8.30 per share based on the average of the closing price per share of TownPages American Depositary Shares ("ADSs") on the American Stock Exchange on the five business days prior to the closing date of the acquisition (the "Closing Date Price").

      In addition, TownPages agreed to pay to the Stockholders contingent consideration within 90 days after the end of the Company's fiscal year ending March 31, 2000, in the event the Company's pre-tax income equals or exceeds certain specified targets in fiscal 2000. The Agreement provides that the Stockholders will be paid ten times the amount pre-tax income exceeds the target of (pound)250,000. The contingent consideration is payable in TownPages ordinary shares based on the Closing Date Price of the ADSs.

      As part of the transaction, TownPages has agreed to file a registration statement on Form F-1 or other applicable form of registration statement to register under the United States Securities Act of 1933, as amended (the "Securities Act"), an aggregate of 97,276 of the TownPages ordinary shares issued to the Stockholders at closing. The value of the shares to be registered is equal to (pound)500,000 based on the Closing Date Price. The Stockholders agreed not to sell or transfer the remaining 389,105 TownPages ordinary shares and any shares received as contingent consideration for a period of 12 months from the closing date.

      The information set forth above is qualified in its entirety by reference to: (i) the Agreement for the Acquisition of BuyersGuide Limited by TownPagesNet.com plc, dated October 1, 1999, a copy of which is attached hereto as Exhibit 4.1; and (ii) the Press Release of TownPages, released October 7, 1999, a copy of which is attached hereto as Exhibit 99.1.


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Item 7.   Financial Statements, Pro Forma Financial Statements and Exhibits.

      Financial statements of BuyersGuide Limited and pro forma financial information are presently in the process of being prepared by TownPages and its auditors and will be filed by TownPages on Form 6-K as soon as practicable.

(c)   Exhibits.

      Exhibit No.                         Description
      ----------                          -----------

          4.1 Agreement for the Acquisition of BuyersGuide Limited by TownPagesNet.com plc, dated October 1, 1999.

          99.1    Press Release, dated October 7, 1999.



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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   TOWNPAGESNET.COM PLC



Date: February 15, 2000           By:/s/ Stephen Hall
                                     ----------------------------------------
                                     Stephen Hall, Chief Operations Officer


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                                  EXHIBIT INDEX
                                  -------------

      Exhibit No.       Description
      ----------        -----------

          4.1 Agreement for the Acquisition of BuyersGuide Limited by TownPagesNet.com plc, dated October 1, 1999.

          99.1    Press Release, dated October 7, 1999.